MONITORS

A WATCH THAT KEEPS WATCH ON THE ELDERLY

A NEW WRISTWATCH targeted at the elderly does more than tell time. The device, from tech startup Exmovere, uses an infrared laser to measure heart rate and other vital signs. The watch also extracts clues about the wearer's emotional state based on pulse rate, sweat levels, movement patterns, and other physiological signs. Using wireless and location-based technologies (Bluetooth and global



positioning systems), the watch automatically syncs with a nearby PC, a cell phone, or an optional pocket PC for use while driving, which then sends e-mail or text message updates to family members on the device that they choose.

"We wanted to automate caregiving for busy people," said David Bychkov, a retired professor of psychophysiology and president of Exmovere. He fine-tuned the watch with the help of 400 elderly product testers. Exmovere recently launched a mass-market version, starting at $1,193 for six months of service. The company will launch a more upscale model within two months as well as a watch for soldiers on active duty.

–Aili McConnon